June 12, 2025

Joshua Kobza
Chief Financial Officer
Restaurant Brands International Inc.
130 King Street West, Suite 300
Toronto, Ontario M5X1E1
Canada

        Re: Restaurant Brands International Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            Filed February 21, 2025
            File No. 001-36786
Dear Joshua Kobza:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
General

1. We reviewed the Form 10-K for the year ended December 31, 2024 of your subsidiary Restaurant Brands International Limited Partnership, for
which we issued a
       comment. It appears that comment is applicable to Restaurant Brands International
       Inc. In this regard, please respond to us accordingly.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 June 12, 2025
Page 2

       Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services